

Mail Stop 7010

May 8, 2006

Mr. D. Michael Steuert
Senior Vice President and CFO
Fluor Corporation
6700 Las Colinas Boulevard
Irving, TX 75039

      RE: **Form 10-K for the fiscal year ended December 31, 2005**
              File No. 1-16129

Dear Mr. Steuert:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Financial Position and Liquidity, page 33

2. Please revise your table of contractual obligations to include the following:
    *   Estimated interest payments on your debt
    *   Planned or required payments to fund pensions and other post-employment benefits

    Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 8 – Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-7

3. Please revise the other-net line items in the statement of cash flows to present these items on a gross basis. Please note that netting of dissimilar gains and losses, or of cash flows related to assets and liabilities is not appropriate. See SFAS 95.

Major Accounting Policies, page F-9

Depreciation and Amortization, page F-10

4. The range of useful lives for your property, plant and equipment is very broad. Please breakout the property, plant and equipment into smaller components. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Lease Obligations, page F-28

5. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5(n) of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Contingencies and Commitments, page F-29

Guarantees, page F-31

6. Please disclose the amount of the liability you have recognized, if any, for your guarantees in accordance with paragraph 13(c) of FIN 45. If you have not recognized liabilities in relation to your guarantees, please tell us how you determined your treatment was appropriate.

Operations by Business Segment and Geographical Area, page F-33

7. Please provide us with additional information to help us understand how the move of ICA Fluor from the Power segment to Oil & Gas affects comparability and why you consider reclassification of prior periods to be unnecessary. Please refer to paragraphs 34-35 of SFAS 131.

*   *   *   *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief